Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

March 6, 2020

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7

 FAIRFAX FINANCIAL HOLDINGS LIMITED — 2019 ANNUAL INFORMATION FORM

TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE

	Page Reference
	Annual Information Form	2019 Annual Report(1)	Management Proxy Circular(2)
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS	5	2-3, 43-130, 132-216
GENERAL DEVELOPMENT OF THE BUSINESS	6	5-29, 86-92, 99-103
RISK FACTORS	7	104-120, 203-215
DIVIDENDS	7
CAPITAL STRUCTURE	8
MARKET FOR SECURITIES	11
DIRECTORS AND OFFICERS	15
LEGAL PROCEEDINGS	17	96
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	18
TRANSFER AGENTS AND REGISTRARS	18
MATERIAL CONTRACTS	18
INTERESTS OF EXPERTS	18
AUDIT COMMITTEE	18		21-22
ADDITIONAL INFORMATION	19

(1)
Incorporated by reference from the Fairfax Financial Holdings Limited 2019 Annual Report (the "2019 Annual Report").

(2)
Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 6, 2020 (the "Management Proxy Circular").

        Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2019. As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form are reported in U.S. dollars unless otherwise noted.

        Copies of this Annual Information Form, as well as copies of the 2019 Annual Report and the Management Proxy Circular (parts of which are incorporated herein by reference), may be obtained from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR at www.sedar.com. See "Additional Information".

CORPORATE STRUCTURE

Name, Address and Incorporation

        Fairfax Financial Holdings Limited ("Fairfax") is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Intercorporate Relationships

        The following is a list of our principal subsidiaries. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned, directly or through another subsidiary, as of December 31, 2019 unless otherwise noted.

Name	Jurisdiction of Incorporation
Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Federated Insurance Company of Canada	Canada
Northbridge General Insurance Corporation	Canada
Verassure Insurance Company	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
First Mercury Insurance Company	Delaware
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Zenith National Insurance Corp.	Delaware
Zenith Insurance Company	California
Asian insurance subsidiaries
Falcon Insurance Company (Hong Kong) Limited	Hong Kong
Fairfirst Insurance Limited (78.00% owned)	Sri Lanka
PT Asuransi Multi Artha Guna Tbk (80.00% owned)	Indonesia
The Pacific Insurance Berhad (85.00% owned)	Malaysia
Other insurance subsidiaries
Bryte Insurance Company Ltd	South Africa
Colonnade Insurance S.A.	Luxembourg
Fairfax Brasil Seguros Corporativos S.A.	Brazil
Fairfax Latin America Ltd.	Canada
SBS Seguros Colombia S.A.	Colombia
Southbridge Compañía de Seguros Generales S.A.	Chile
La Meridional Compañía Argentina de Seguros S.A. (99.99% owned)	Argentina
SBI Seguros Uruguay S.A.	Uruguay
FFH Ukraine Holdings (69.97% owned)	Ukraine
ARX Insurance Company Private Joint Stock Company, ARX IC JSC (99.98% owned)(a)	Ukraine

Name	Jurisdiction of Incorporation
ARX Life Insurance Company Additional Company, ARX LIFE IC ALC (99.98% owned)(a)	Ukraine
Private Joint-Stock Company "Insurance Company "Universalna"(99.99% owned)(a)	Ukraine
Pethealth Inc.	Canada
Reinsurance and insurance subsidiaries
Brit Limited (89.26% owned)	England and Wales
Brit Insurance Holdings Limited	England and Wales
Brit Reinsurance (Bermuda) Limited	Bermuda
Brit Syndicates Limited	England and Wales
CRC Reinsurance Limited	Barbados
Connemara Reinsurance Company Ltd.	Barbados
Allied World Assurance Company Holdings, Ltd (70.11% owned)	Bermuda
Allied World Assurance Company, Ltd	Bermuda
Allied World Assurance Company (Europe) dac	Ireland
Allied World National Assurance Company	New Hampshire
Allied World Insurance Company	New Hampshire
Allied World Specialty Insurance Company	Delaware
Odyssey Group Holdings, Inc.	Delaware
Odyssey Reinsurance Company	Connecticut
Greystone Insurance Company	Connecticut
Hudson Insurance Company	Delaware
Newline Holdings UK Limited	United Kingdom
Newline Corporate Name Limited	United Kingdom
Newline Insurance Company Limited	United Kingdom
Newline Europe Versicherung AG	Germany
Odyssey Re Europe Holdings S.A.S.	France
Odyssey Re Europe S.A.	France
Polskie Towarzystwo Reasekuracji Spólka Akcyjna	Poland
Wentworth Insurance Company Ltd.	Barbados
Runoff subsidiaries
RiverStone Insurance (UK) Limited	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
TIG Insurance Company	California
TIG Insurance (Barbados) Limited	Barbados
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Other non-insurance and non-reinsurance subsidiaries
10647802 Canada Limited o/a Dexterra	Canada
AGT Food and Ingredients Inc. (59.58% owned)	Ontario
Boat Rocker Media Inc. (59.09% owned)	Ontario
Fairfax Africa Holdings Corporation(b)	Canada
Fairfax India Holdings Corporation(c)	Canada
National Collateral Management Services Limited (89.53% owned)	India
FAIRVentures Inc.	Canada
Kitchen Stuff Plus, Inc. (55.00% owned)	Ontario

Name	Jurisdiction of Incorporation
Peak Achievement Athletics Inc.(d)	Canada
Praktiker Hellas Commercial Societe Anonyme	Greece
Recipe Unlimited Corporation(e)	Ontario
Rouge Media Group Inc. (65.00% owned)	Canada
Rouge Media, Inc. (65.00% owned)	Delaware
Sporting Life Group Limited (65.10% owned)	Canada
Golf Town Limited	Canada
Sporting Life Inc.	Ontario
Thomas Cook (India) Limited (66.90% owned)	India
Sterling Holiday Resorts Limited	India
Toys "R" Us (Canada) Ltd.	Ontario
William Ashley China Corporation	Canada

(a)
The remaining shares of this company are held by other wholly-owned subsidiaries of Fairfax.

(b)
The multiple voting shares of Fairfax Africa Holdings Corporation ("Fairfax Africa") held by Fairfax represent approximately 98.52% of the voting rights and 62.00% of the equity interest in Fairfax Africa.

(c)
The multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") held by Fairfax represent approximately 93.77% of the voting rights and 33.78% of the equity interest in Fairfax India.

(d)
Fairfax, through a holding company, owns 50.00% of the voting rights and 42.58% of the economic interest in Peak Achievement Athletics Inc.

(e)
The multiple voting shares of Recipe Unlimited Corporation ("Recipe") (formerly Cara Operations Limited) held by Fairfax represent approximately 61.64% of the voting rights and 47.84% of the equity interest in Recipe.

DESCRIPTION OF THE BUSINESS

Overview

        Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax's corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis.

        The financial performance of a property and casualty company is determined by two principal factors: (i) the operating results of the insurance operations, which is determined by the level of premiums collected in relation to claims and operating costs, and (ii) the returns generated by the investment portfolios of the insurers.

        Our insurance and reinsurance companies operate on a decentralized basis, with autonomous management teams applying a focused underwriting strategy to their markets. Our subsidiaries provide a full range of property and casualty products, maintaining a diversified portfolio of risks across all classes of business, geographic regions, and types of insureds.

        Our investments are centrally managed for all the Fairfax group of companies by Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly-owned subsidiary of Fairfax. Hamblin Watsa emphasizes a conservative value investment philosophy, seeking to invest assets on a total return basis, which includes realized and unrealized gains over the long term.

        Since 2011, we have acquired companies that are in industries other than insurance and reinsurance where the companies met our investment criteria. Such companies are run on a decentralized basis with autonomous management.

        For a full description of our business see our corporate profile, the notes to our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations, all in our 2019 Annual Report.

Competition

        The property and casualty insurance industry and the reinsurance industry are both highly competitive, and we believe that they will remain highly competitive in the foreseeable future. Competition in our industry is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do. We also are aware that other financial institutions, such as banks, are now able to offer services similar to those offered by our insurance subsidiaries. In addition, in recent years we have seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products.

Cycles of Insurance

        Demand for insurance and reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products.

        The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, known as a soft insurance market, when companies may underprice business to gain market share. Such inadequate pricing reduces underwriting margins. When excess capital is removed from the industry, it leads to periods when shortages of underwriting capacity have permitted attractive premium levels. This is known as a hard insurance market. We expect to continue to experience the effects of this cyclicality.

        In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

Employees

        As at December 31, 2019, Fairfax (the holding company) had 43 employees and our subsidiaries had in aggregate approximately 44,000 full-time employees.

GENERAL DEVELOPMENT OF THE BUSINESS

        Over the past three completed financial years our total assets have increased from $64.1 billion as at December 31, 2017 to $70.5 billion as at December 31, 2019. Common shareholders' equity was $12.5 billion, $11.8 billion and $13.0 billion as at December 31, 2017, 2018 and 2019, respectively. For the year ended December 31, 2017, Fairfax had income of $16.2 billion and net earnings attributable to shareholders of Fairfax of $1.7 billion. For the year ended December 31, 2018, Fairfax had income of $17.8 billion and net earnings attributable to shareholders of Fairfax of $376 million. For the year ended December 31, 2019, Fairfax had income of $21.5 billion and net earnings attributable to shareholders of Fairfax of $2.0 billion.

        For a description of the recent developments of our company, see our Chairman's letter to shareholders in our 2019 Annual Report. For a description of our acquisitions and divestitures over the last three years, see Note 23 (Acquisitions and Divestitures) to our audited consolidated financial statements in our 2019 Annual Report and our 2018 Annual Report. We have not filed a Form 51-102F4 — Business Acquisition Report in respect of any of our acquisitions. For a description of our capital transactions, see Note 16 (Total Equity) to our annual consolidated financial statements in our 2019 Annual Report and our 2018 Annual Report. For a

description of our debt profile, see Note 15 (Borrowings) to our audited consolidated financial statements in our 2019 Annual Report and our 2018 Annual Report.

RISK FACTORS

        We have identified certain risks and uncertainties to which our business, operations and financial conditions are subject, which are described under "Issues and Risks" on pages 203-215 of our 2019 Annual Report. Additional risks and uncertainties not known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition. An explanation of our risk management approach can be found in Note 24 (Financial Risk Management) to our audited consolidated financial statements in our 2019 Annual Report.

DIVIDENDS

        We have declared the following dividends since 2017 on our subordinate voting shares and multiple voting shares (collectively, the "Equity Shares"):

  •
  On January 4, 2017, we declared a dividend of $10.00 per Equity Share, payable on January 26, 2017.

  •
  On January 3, 2018, we declared a dividend of $10.00 per Equity Share, payable on January 25, 2018.

  •
  On January 3, 2019, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2019.

  •
  On January 3, 2020, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2020.

The dividends were payable in U.S. dollars. Future dividends on our Equity Shares, if any, are expected to be paid in U.S. currency.

        Dividends of CDN$1.1445 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2017, 2018 and 2019.

        Dividends of CDN$0.9262, CDN$1.09709 and CDN$1.20741 per Series D preferred share were paid to holders of our Series D preferred shares during each of 2017, 2018 and 2019, respectively.

        Dividends of CDN$0.72752 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2017, 2018 and 2019.

        Dividends of CDN$0.67939, CDN$0.84824 and CDN$0.95992 per Series F preferred share were paid to holders of our Series F preferred shares during each of 2017, 2018 and 2019, respectively.

        Dividends of CDN$0.8295 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2017, 2018 and 2019.

        Dividends of CDN$0.77911, CDN$0.94879 and CDN$1.05992 per Series H preferred share were paid to holders of our Series H preferred shares during each of 2017, 2018 and 2019, respectively.

        Dividends of CDN$0.927 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2017, 2018 and 2019.

        Dividends of CDN$0.85141, CDN$1.0217 and CDN$1.13243 per Series J preferred share were paid to holders of our Series J preferred shares during each of 2017, 2018 and 2019, respectively.

        Dividends of CDN$1.188314, CDN$1.167752 and CDN$1.167752 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2017, 2018 and 2019, respectively.

        Dividends of CDN$1.1875 per Series M preferred share were paid to holders of our Series M preferred shares during each of 2017, 2018 and 2019.

        The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

CAPITAL STRUCTURE

General Description

        For a general description of our capital structure please see "Description of Subordinate Voting Shares and Preferred Shares" on pages 51-62 of our short form base shelf prospectus dated October 22, 2019 filed with the Canadian securities regulatory authorities and incorporated herein by reference.

        On February 1, 2010, we issued 8,000,000 Series E preferred shares. On February 26, 2010, we issued 563,381 subordinate voting shares. On July 28, 2010, we issued 10,000,000 Series G preferred shares. On October 5, 2010, we issued 12,000,000 Series I preferred shares. On March 21, 2012, we issued 9,500,000 Series K preferred shares. On November 15, 2013, we issued 1,000,000 subordinate voting shares. On December 31, 2014, holders representing 3,983,616 Series C preferred shares exercised their right to convert their Series C preferred shares into Series D preferred shares, on a one-for-one basis, with the result that 3,983,616 Series D preferred shares were issued. On March 3, 2015, we issued 1,150,000 subordinate voting shares and 9,200,000 Series M preferred shares. On March 31, 2015, holders representing 3,572,044 Series E preferred shares exercised their right to convert their Series E preferred shares into Series F preferred shares, on a one-for-one basis, with the result that 3,572,044 Series F preferred shares were issued. On April 10, 2015, in connection with the initial public offering of Cara Operations Limited (now known as Recipe) we issued an aggregate of 19,294 subordinate voting shares, on a private placement basis. On September 30, 2015, holders representing 2,567,048 Series G preferred shares exercised their right to convert their Series G preferred shares into Series H preferred shares, on a one-for-one basis, with the result that 2,567,048 Series H preferred shares were issued. On December 31, 2015, holders representing 1,534,447 Series I preferred shares exercised their right to convert their Series I preferred shares into Series J preferred shares, on a one-for-one basis, with the result that 1,534,447 Series J preferred shares were issued. On March 2, 2016, we issued 1,000,000 subordinate voting shares. In the third quarter of 2017, we issued an aggregate of 5,075,894 subordinate voting shares in connection with the acquisition of Allied World Assurance Company Holdings, AG (which was subsequently renamed Allied World Assurance Company Holdings, GmbH and is now known as Allied World Assurance Company Holdings, Ltd). On December 31, 2019, holders representing 25,816 Series C preferred shares exercised their right to convert their Series C preferred shares into Series D preferred shares, on a one-for-one basis, with the result that 25,816 Series D preferred shares were issued. On December 31, 2019, holders representing 1,525,074 Series D preferred shares exercised their right to convert their Series D preferred shares into Series C preferred shares, on a one-for-one basis, with the result that 1,525,074 Series C preferred shares were issued. For a general description of each series of our preferred shares see our prospectus supplements referenced below, each of which has been filed with the Canadian securities regulatory authorities and is incorporated herein by reference:

  •
  For the Series C preferred shares, see "Description of the Series C Shares" at pages S-11 to S-15 of our prospectus supplement dated September 29, 2009;

  •
  For the Series D preferred shares, see "Description of the Series D Shares" at pages S-15 to S-19 of our prospectus supplement dated September 29, 2009;

  •
  For the Series E preferred shares, see "Description of the Series E Shares" at pages S-11 to S-14 of our prospectus supplement dated January 25, 2010;

  •
  For the Series F preferred shares, see "Description of the Series F Shares" at pages S-15 to S-18 of our prospectus supplement dated January 25, 2010;

  •
  For the Series G preferred shares, see "Description of the Series G Shares" at pages S-12 to S-15 of our prospectus supplement dated July 21, 2010;

  •
  For the Series H preferred shares, see "Description of the Series H Shares" at pages S-16 to S-19 of our prospectus supplement dated July 21, 2010;

  •
  For the Series I preferred shares, see "Description of the Series I Shares" at pages S-12 to S-15 of our prospectus supplement dated September 28, 2010;

  •
  For the Series J preferred shares, see "Description of the Series J Shares" at pages S-15 to S-19 of our prospectus supplement dated September 28, 2010;

  •
  For the Series K preferred shares, see "Description of the Series K Shares" at pages S-13 to S-17 of our prospectus supplement dated March 14, 2012; and

  •
  For the Series M preferred shares, see "Description of the Series M Shares" at pages S-21 to S-25 of our prospectus supplement dated February 24, 2015.

        Our short form base shelf prospectus and supplementary prospectuses are available on SEDAR at www.sedar.com.

Ratings

Long Term Debt

        As of the date hereof, our senior, unsecured long term debt has been assigned a rating of BBB- with a positive outlook by Standard & Poor's Ratings Services ("S&P"). Moody's Investors Service ("Moody's") has assigned a Baa3 rating with a stable outlook on our senior unsecured long term debt. DBRS Limited ("DBRS") has assigned a BBB "(high)" rating with a stable outlook on our senior unsecured long term debt. A.M. Best ("A.M. Best") has assigned a rating of bbb with a stable outlook on our senior unsecured long term debt.

        S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories and is assigned to debt securities that may possess certain speculative elements and are subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        The DBRS credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is in the fourth highest category of ten categories and is assigned to debt that is considered to be of adequate credit quality. The capacity for payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. All rating categories other than AAA and D also contain subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category.

        A.M. Best credit ratings are on a long term debt rating scale that ranges from aaa to c, which represents the range from highest to lowest quality of such securities rated. A rating of bbb is the fourth highest category of nine categories and is assigned to debt that is considered to be of adequate credit quality, however, the issue is more susceptible to changes in economic or other conditions. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a particular rating category.

Preferred Shares

        Our preferred shares have been assigned the following ratings:

Series of Preferred Shares	S&P Rating	DBRS Rating	Moody's Rating		AM Best Rating
Series C preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series D preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series E preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series F preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series G preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series H preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series I preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series J preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series K preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+
Series M preferred shares	P-3	Pfd-3 (high)	Ba2 (hyb	)	bb+

        S&P's preferred share rating scale is a current assessment of the creditworthiness of an obligor with respect to a specified preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale. The rating scale ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. A rating of P-3 by S&P is the third highest of eight categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. The ratings from P-1 to P-5 may be modified by a "High" or "Low" designation which indicate relative standing within the major rating categories.

        The DBRS preferred share rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner. The "Pfd-3" rating is the third highest of six categories used by DBRS for preferred shares and is assigned to securities of adequate credit quality. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the middle of the category.

        The "Ba" rating is the fifth highest of the nine categories used by Moody's for hybrid securities. The modifier "2" indicates that the obligation ranks in the middle of the "Ba" rating category. The "hyb" indicator signals the potential for ratings volatility due to less predictable exogenous (and often non-credit linked) factors such as regulatory and/or government intervention coupled with a hybrid's equity-like features.

        The "bb+" rating is the fifth highest category used by A.M. Best for hybrid securities and is assigned to issues with fair credit characteristics. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

        These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to our debt and preferred shares by the rating agencies are not recommendations to purchase, hold or sell any security in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure. We have paid customary rating fees to S&P, Moody's, DBRS and A.M. Best in connection with the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by S&P and A.M. Best during the last two years.

MARKET FOR SECURITIES

Trading Price and Volume

        Our subordinate voting shares are listed for trading on the Toronto Stock Exchange (the "TSX") and trade in Canadian dollars under the symbol "FFH" and in U.S. dollars under the symbol "FFH.U". Our Series C preferred shares are listed on the TSX under the symbol "FFH.PR.C", our Series D preferred shares are listed on the TSX under the symbol "FFH.PR.D", our Series E preferred shares are listed on the TSX under the symbol "FFH.PR.E", our Series F preferred shares are listed on the TSX under the symbol "FFH.PR.F", our Series G preferred shares are listed on the TSX under the symbol "FFH.PR.G", our Series H preferred shares are listed on the TSX under the symbol "FFH.PR.H", our Series I preferred shares are listed on the TSX under the symbol "FFH.PR.I", our Series J preferred shares are listed on the TSX under the symbol "FFH.PR.J", our Series K preferred shares are listed on the TSX under the symbol "FFH.PR.K", and our Series M preferred shares are listed on the TSX under the symbol "FFH.PR.M". The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares and preferred shares on the TSX for the periods indicated:

Subordinate Voting Shares

Month	High	Low	Close	Trading Volume
January, 2019	640.69	573.63	621.55	1,436,319
February, 2019	667.23	613.69	651.53	1,066,817
March, 2019	655.00	589.82	619.00	959,656
April, 2019	645.00	602.56	638.88	771,756
May, 2019	647.49	600.00	620.00	864,982
June, 2019	662.29	612.85	642.76	767,677
July, 2019	648.59	606.29	611.45	622,008
August, 2019	616.05	575.00	593.25	848,654
September, 2019	601.00	575.86	584.00	769,380
October, 2019	584.71	542.70	558.00	864,849
November, 2019	617.21	556.00	600.01	883,934
December, 2019	614.95	592.40	609.74	755,054

Series C Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	21.44	19.72	19.80	81,094
February, 2019	20.18	18.44	19.60	107,710
March, 2019	19.79	18.14	18.22	169.371
April, 2019	18.74	18.05	18.24	230,908
May, 2019	18.68	17.46	17.66	112,843
June, 2019	17.90	17.18	17.90	124,207
July, 2019	18.24	17.57	17.84	109,175
August, 2019	17.78	15.61	16.59	143,610
September, 2019	18.10	16.25	17.29	143,423
October, 2019	17.99	16.33	17.55	136,925
November, 2019	17.95	17.23	17.71	255,001
December, 2019	18.70	17.48	18.56	222,438

Series D Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	21.54	19.75	20.06	49,242
February, 2019	20.35	18.73	19.80	42,459
March, 2019	19.80	18.12	18.30	56,702
April, 2019	18.50	17.99	18.24	31,735
May, 2019	18.38	17.35	17.40	34,430
June, 2019	17.58	16.51	17.34	29,073
July, 2019	17.72	17.10	17.35	41,949
August, 2019	17.46	15.38	16.20	280,015
September, 2019	17.51	16.10	16.71	60,202
October, 2019	17.17	16.13	16.88	78,526
November, 2019	17.84	16.90	17.72	66,200
December, 2019	18.10	17.25	18.10	160,250

Series E Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	17.04	15.23	15.42	34,866
February, 2019	15.62	14.76	15.10	48,156
March, 2019	15.26	14.23	14.35	127,733
April, 2019	14.56	14.10	14.41	56,466
May, 2019	14.60	14.20	14.20	152,820
June, 2019	14.20	12.96	13.35	167,527
July, 2019	13.75	13.30	13.61	71,136
August, 2019	13.67	11.83	12.20	61,837
September, 2019	13.41	12.03	12.90	57,447
October, 2019	13.53	12.53	13.23	64,056
November, 2019	13.84	13.10	13.78	196,250
December, 2019	14.76	13.50	14.75	79,094

Series F Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	16.96	15.70	15.82	13,235
February, 2019	15.89	15.03	15.60	17,490
March, 2019	15.68	14.44	14.45	46,584
April, 2019	15.00	14.11	14.85	27,500
May, 2019	14.86	14.30	14.33	36,050
June, 2019	14.35	13.05	13.50	46,684
July, 2019	13.88	13.35	13.70	53,802
August, 2019	13.78	12.00	12.57	47,654
September, 2019	13.60	12.42	13.05	63,557
October, 2019	13.45	12.66	13.08	81,161
November, 2019	13.94	13.11	13.94	75,314
December, 2019	14.98	13.67	14.79	92,890

Series G Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	17.74	16.50	16.93	69,519
February, 2019	17.07	16.10	16.66	167,909
March, 2019	16.91	15.63	15.98	195,972
April, 2019	16.28	15.32	15.72	144,223
May, 2019	15.88	15.02	15.22	210,070
June, 2019	15.51	14.34	14.72	72,292
July, 2019	15.67	14.60	15.59	138,501
August, 2019	15.60	13.10	14.04	230,137
September, 2019	14.99	13.81	14.41	82,826
October, 2019	14.85	13.30	14.42	155,534
November, 2019	15.25	14.36	14.76	197,968
December, 2019	15.87	14.62	15.85	158,538

Series H Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	18.10	17.00	17.00	10,942
February, 2019	17.35	16.15	16.80	5,062
March, 2019	16.85	15.45	15.60	33,325
April, 2019	16.30	15.40	16.05	111,850
May, 2019	16.00	15.45	15.50	33,902
June, 2019	15.75	14.59	14.90	37,749
July, 2019	15.99	15.08	15.85	43,310
August, 2019	16.12	13.29	13.92	58,052
September, 2019	15.39	14.00	14.35	25,385
October, 2019	14.81	13.65	14.67	44,963
November, 2019	15.50	14.60	14.98	53,167
December, 2019	16.97	14.71	16.41	57,822

Series I Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	18.74	17.00	17.75	134,529
February, 2019	18.10	16.72	17.60	106,857
March, 2019	17.65	16.48	16.70	153,280
April, 2019	17.05	16.48	16.72	107,589
May, 2019	16.73	16.01	16.20	146,238
June, 2019	16.27	15.15	15.77	143,187
July, 2019	16.21	15.70	16.12	121,403
August, 2019	16.17	14.10	14.85	223,590
September, 2019	15.70	14.68	15.28	170,934
October, 2019	15.68	14.37	15.35	186,044
November, 2019	16.00	15.38	15.87	176,602
December, 2019	17.00	15.60	17.00	191,469

Series J Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	19.25	17.70	18.00	12,795
February, 2019	18.21	17.40	17.80	6,575
March, 2019	17.80	16.94	17.00	32,430
April, 2019	17.19	16.80	17.00	8,800
May, 2019	17.49	16.59	16.60	31,123
June, 2019	16.60	15.68	16.10	29,700
July, 2019	16.73	15.80	16.20	24,801
August, 2019	16.35	14.31	15.00	21,950
September, 2019	15.99	15.05	15.35	36,965
October, 2019	15.66	14.70	15.26	40,284
November, 2019	16.20	15.38	15.90	47,607
December, 2019	17.45	15.85	17.45	28,770

Series K Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	22.25	20.33	20.61	105,703
February, 2019	20.70	19.81	19.97	46,794
March, 2019	20.36	19.35	19.77	75,380
April, 2019	20.10	19.26	20.05	182,552
May, 2019	19.97	19.10	19.15	100,176
June, 2019	19.24	18.00	18.83	157,108
July, 2019	19.43	18.49	19.18	88,296
August, 2019	19.14	16.95	17.82	272,177
September, 2019	19.18	17.51	18.50	84,836
October, 2019	19.07	17.53	18.73	156,016
November, 2019	19.15	18.38	18.55	126,533
December, 2019	19.21	18.30	19.19	170,196

Series M Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2019	24.30	22.00	22.40	153,709
February, 2019	22.78	21.96	22.60	64,230
March, 2019	22.70	22.03	22.21	78,152
April, 2019	22.62	21.87	22.49	145,392
May, 2019	22.60	21.35	21.55	131,067
June, 2019	21.50	20.31	20.97	75,018
July, 2019	21.40	20.67	21.10	93,915
August, 2019	21.09	18.61	19.40	109,519
September, 2019	20.79	19.08	20.20	97,409
October, 2019	20.88	19.35	20.70	214,434
November, 2019	21.05	20.27	20.61	155,307
December, 2019	21.90	20.16	21.85	310,670

Prior Sales

        On April 17, 2018, we completed the sale of US$600 million aggregate principal amount of 4.85% Senior Notes due 2028 (the "Initial US Notes") at an issue price of 99.765%. On January 24, 2019, we completed the exchange, pursuant to an exchange offer, of all of the Initial US Notes for an equal principal amount of 4.85% Senior Notes due 2028 (the "Exchange US Notes"). The Exchange US Notes are identical to the Initial US

Notes, except that the Exchange US Notes have been registered under the U.S. Securities Act. After giving effect to the benefit of a hedge of the treasury benchmark related to the Exchange US Notes, the effective rate on the Exchange US Notes is 4.58% per annum. On February 7, 2019, we completed the sale of US$85 million aggregate principal amount of 4.142% Senior Notes due 2024 at an issue price of 100%. On June 14, 2019, we completed the sale of CDN$500 million aggregate principal amount of 4.23% Senior Notes due 2029.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Directors

        Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and municipality of residence	Principal occupation during the last five years	Date first elected
Anthony F. Griffiths(a)(b)(c)(d) Toronto, Ontario	Independent Business Consultant and Corporate Director	2002
Robert J. Gunn(a)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
Karen L. Jurjevich Toronto, Ontario	Principal, Branksome Hall and CEO and Principal, Branksome Hall Global	2017
R. William McFarland(a) Richmond Hill, Ontario	Corporate Director. From July 2011 to June 2018, Chief Executive Officer and Senior Partner, PricewaterhouseCoopers LLP (Canada).	2019
Christine N. McLean Toronto, Ontario	Director of Research, Sprucegrove Investment Management Ltd. From 2004 to September 2016, Investment Analyst, Sprucegrove Investment Management Ltd.	2018
John R.V. Palmer(b) Toronto, Ontario	Corporate Director	2012
Timothy R. Price(a)(b) Toronto, Ontario	Chairman of Brookfield Funds, a division of Brookfield Asset Management Inc.	2010
Brandon W. Sweitzer(b)(c) New Canaan, Connecticut, U.S.A.	Dean, School of Risk Management, St. John's University	2004
Lauren C. Templeton(a) Lookout Mountain, Tennessee, U.S.A.	Founder and President, Templeton and Phillips Capital Management, LLC	2017
Benjamin P. Watsa Toronto, Ontario	President, Marval Capital Ltd. From 2006 to October 2017, Partner and Portfolio Manager, Lissom Investment Management Inc.	2015
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer, Fairfax; Vice Chairman, Hamblin Watsa Investment Counsel Ltd. From July 1984 to September 2019, Vice President, Hamblin Watsa Investment Counsel Ltd.	1985
Notes:

(a)
Member of the Audit Committee (Chair — R. William McFarland)

(b)
Member of the Governance and Nominating Committee (Chair — Anthony F. Griffiths)

(c)
Member of the Compensation Committee (Chair — Anthony F. Griffiths)

(d)
Lead Director

Officers

Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
Jennifer Allen Ajax, Ontario	Vice President and Chief Financial Officer; Chief Financial Officer and Treasurer, Hamblin Watsa Investment Counsel Ltd.; Vice President, Fairfax Africa Holdings Corporation; Vice President, Fairfax India Holdings Corporation. From April 2018 to August 2019, Vice President. From August 2016 to August 2019, Chief Financial Officer, Fairfax India Holdings Corporation. From August 2018 to August 2019, Chief Financial Officer, Fairfax Africa Holdings Corporation. From 2013 to 2016, Assistant Vice President and Global Controller	Vice President and Chief Financial Officer
Peter Clarke Richmond Hill, Ontario	Vice President and Chief Operating Officer; Senior Managing Director and Chief Risk Officer, Hamblin Watsa Investment Counsel Ltd. From 2006 to February 2019, Vice President and Chief Risk Officer. From March 2018 to September 2019, Vice President and Chief Risk Officer, Hamblin Watsa Investment Counsel Ltd.	Vice President and Chief Operating Officer
Jean Cloutier Toronto, Ontario	Vice President, International Operations	Vice President, International Operations
Bradley Martin Toronto, Ontario	Vice President, Strategic Investments	Vice President, Strategic Investments
Eric Salsberg Toronto, Ontario	Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking Lakefield, Ontario	Vice President and Treasurer	Vice President and Treasurer
John Varnell Caledon, Ontario	Vice President, Corporate Development. From May to August 2019, Interim Chief Financial Officer. Vice President, Corporate Affairs, Fairfax India Holdings Corporation.	Vice President, Corporate Development
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice Chairman, Hamblin Watsa Investment Counsel Ltd. From July 1984 to September 2019, Vice President, Hamblin Watsa Investment Counsel Ltd.	Chairman and Chief Executive Officer

Directors and Officers — Ownership of Securities

        As at December 31, 2019, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 447,957 of our subordinate voting shares

(1.7%) and 1,548,000 of our multiple voting shares (100%). As at such date, V. Prem Watsa, our Chairman and Chief Executive Officer, controlled shares representing 42.5% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.2% of the total votes attached to the subordinate voting shares). As of December 31, 2019, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 389,466 of the subordinate voting shares (0.3%) of Fairfax India. As of December 31, 2019, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 108,000 of the subordinate voting shares (0.4%) of Fairfax Africa. As of December 31, 2019, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 24,130 of subordinate voting shares (0.1%) of Recipe.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Griffiths was a Director of PreMD Inc. from 1995 to February 2010, and, in connection with the voluntary delisting of that company's shares from the TSX, cease trade orders were issued in April 2009 requiring all trading in and all acquisitions of securities of that company to cease permanently due to that company's failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

        Mr. Griffiths was a Director of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and for relief under Chapter 11 of the United States Bankruptcy Code ("USBC") in the United States in April 2009. On December 9, 2010, that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States.

        Mr. Griffiths was a Director of Jaguar Mining Inc. from May 2004 to June 2013. On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction. Trading of that company's common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014. On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company's plan of compromise and arrangement pursuant to the CCAA which was implemented effective April 22, 2014.

Conflicts of Interest

        Each of Anthony F. Griffiths, Lauren C. Templeton and V. Prem Watsa, each a Director (and, in the case of Mr. Watsa, a Director of Hamblin Watsa) and a Director of Fairfax India, will be required to disclose the nature and extent of his or her interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax India (or, in the case of Mr. Watsa, between Fairfax and Hamblin Watsa) or any of their affiliates or any other entity in which Mr. Watsa, Mr. Griffiths or Ms. Templeton, has an interest (unless the contract or transaction relates to his or her remuneration or an indemnity on liability insurance).

        V. Prem Watsa, a Director of Fairfax, a Director and an Officer of Hamblin Watsa, and a Director of Fairfax Africa, and Quinn McLean, Managing Director, Middle East and Africa of Hamblin Watsa and a Director of Fairfax Africa, will be required to disclose the nature and extent of his interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax Africa or between Fairfax and Hamblin Watsa, or any of their affiliates, or any other entity in which Messrs. Watsa or McLean has an interest (unless the contract or transaction relates to his remuneration or an indemnity on liability insurance).

LEGAL PROCEEDINGS

        A description of the legal proceedings to which we are a party to during 2019 is included in Note 20 (Contingencies and Commitments) in our 2019 Annual Report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        During the three-year period ending December 31, 2019 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.

TRANSFER AGENTS AND REGISTRARS

        The transfer agent and registrar for our subordinate voting shares in Canada is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and in the United States is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts, 02021. The transfer agent and registrar for our Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares, Series H preferred shares, Series I preferred shares, Series J preferred shares, Series K preferred shares and Series M preferred shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

        There are no contracts which are material to Fairfax, on a consolidated basis.

INTERESTS OF EXPERTS

        Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated March 6, 2020 in respect of Fairfax's consolidated financial statements as at December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019 and on the effectiveness of internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and have complied with the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

AUDIT COMMITTEE

        A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are R. William McFarland (Chair), Anthony F. Griffiths, Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in Multilateral Instrument 52-110 — Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 6, 2020 under the heading "Audit Committee".

        Accountant fees payable for the years ended December 31, 2019 and December 31, 2018 to our external auditor, PricewaterhouseCoopers LLP, and member firms by us and our subsidiaries were CDN$42.2 million and CDN$38.6 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2019 and 2018 are detailed below.

	Year ended December 31, 2019	Year ended December 31, 2018
	(CDN $ millions)	(CDN $ millions)
Audit fees	$35.6	$33.4
Audit-related fees	1.5	0.9
Tax fees	4.3	2.4
All other fees	0.8	1.9

Total	$42.2	$38.6

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents and assistance with review of documents filed with regulatory authorities.

Audit-Related Fees

        Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, and assurance services that are not required by statute or regulation, and services related to prospectus filings and business acquisition reports and special actuarial reviews.

Tax Fees

        Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax and Value Added Tax).

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of consulting fees related to assistance with respect to regulatory compliance matters and French translation of our continuous disclosure documents.

ADDITIONAL INFORMATION

        Additional information about our company may be found on SEDAR at www.sedar.com.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 6, 2020. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2019 and in pages 2-3 and 5-29 of our 2019 Annual Report.

 Schedule A

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors on February 17, 2005, except the Addition of Paragraph 21 of Section 4 was
Approved by the Board of Directors on May 30, 2014

 FAIRFAX FINANCIAL HOLDINGS LIMITED
AUDIT COMMITTEE CHARTER

1.     Statement of Purpose

        The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.

        The Committee is responsible for assisting with the Board's oversight of (1) the quality and integrity of Fairfax's financial statements and related disclosure, (2) Fairfax's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).

2.     Committee Membership

    Members

        The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.

    Chair

        The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.

    Qualifications

        All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.

    Ex Officio Members and Management Attendance

        The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.

3.     Committee Operations

    Frequency of Meetings

        The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.

    Agenda and Reporting to the Board

        The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.

    Secretary

        The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

    Minutes

        The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.

    Quorum

        A quorum at any meeting will be a simple majority.

    Procedure

        The procedure at meetings will be determined by the Committee.

    Transaction of Business

        The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.

    Absence of Chair

        In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.

    Exercise of Power Between Meetings

        Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.

4.     Committee Duties and Responsibilities

        The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

  Independent Auditor's Qualifications and Independence

1.
The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

2.
The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.

3.
The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee's responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.
The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor's independence, all relationships between the independent auditor and Fairfax and the independent auditor's objectivity and independence in accordance with the rules, policies and standards applicable to auditors.

5.
After reviewing the report referred to above and the independent auditor's performance throughout the year, the Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax's internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.

6.
The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.

7.
The Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

8.
The Committee will establish hiring policies for employees and former employees of its independent auditor.

  Financial Statements and Financial Review

9.
The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all news releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review policies with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts, and review that information prior to its release.

10.
The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

11.
The Committee will oversee management's design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

12.
The Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including critical accounting principles and practices used and any significant changes to Fairfax's selection or application of accounting principles, and major issues as to the adequacy of Fairfax's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non-GAAP information).

13.
The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.

14.
The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax's financial statements.

15.
The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax's subsidiaries will consult with the Committee, or in the case of Fairfax's publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.

16.
The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax's major financial risk exposures and the steps management has taken to monitor and control such exposures.

17.
The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.

18.
The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax's financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

  Additional Oversight

19.
The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee "hotline" for making anonymous submissions.

20.
The Committee will annually review the expenses of the CEO and the CFO.

21.
The Committee will participate in the oversight of Fairfax's insurance subsidiaries that are subject to the NAIC Model Audit Rules, as adopted by the respective insurers' states of domicile, including through its interaction with their designated audit committees. If material weaknesses or significant deficiencies in internal control and/or significant solvency concerns are identified in such a subsidiary, at thresholds appropriate for the subsidiary, regardless of their materiality at the consolidated Fairfax level, the Committee will be involved in addressing these issues and will oversee their remediation. If any additional review and oversight responsibilities not included above are required to be performed by independent committees of the boards of directors of Fairfax's insurance subsidiaries under state laws and regulations applicable to such insurers in their states or provinces of domicile were such insurers not part of Fairfax, and if any such subsidiary or its designated audit committee notifies the Committee of such required performance, then regardless of the materiality of the subject matter involved at the consolidated Fairfax level, the Committee will perform such additional review and oversight responsibilities.

5.     Access to Advisors

        The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.     The Committee Chair

        In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.

7.     Committee Evaluation

        The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.